EXHIBIT 99.1

NewsRelease

TransCanada Announces Revised Record Date for Common Share Quarterly Dividend

CALGARY, Alberta – February 14, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced that the record date for the Company’s dividend of $0.46 per common share for the quarter ending March 31, 2013, has been revised to March 28, 2013 from March 29, 2013, which is a statutory holiday. The dividend remains payable on April 30, 2013.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", “would”, "will" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis filed February 13, 2013 under TransCanada's profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522